UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Craig Norris

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94304

(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107	13D	Page 2 of 13

(1)	NAMES OF REPORTING PERSONS VMware, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 175,514,272 shares of Class A Common Stock (1)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 175,514,272 shares of Class A Common Stock (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,514,272 shares of Class A Common Stock (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Reflects 175,514,272 shares of Class B common stock (the “Class B Common Stock”) of Pivotal Software, Inc. (“Pivotal”) convertible into an equal number of shares of Class A common stock (the “Class A Common Stock”) of Pivotal at any time. This total is comprised of (i) 44,208,162 shares of Class B Common Stock held directly by VMware, Inc. (“VMware”); and (ii) 131,306,110 shares of Class B Common Stock indirectly beneficially owned by Michael Dell and Dell Technologies Inc. (“Dell Technologies”), which shares VMware may be deemed to beneficially own as the result of entry into the Support Agreement (as defined and described in this Statement on Schedule 13D). This calculation assumes the conversion of all of such shares of Class B Common Stock into shares of Class A Common Stock. Dell Technologies, indirectly through its directly and indirectly held wholly owned subsidiaries, is the beneficial owner of all of the outstanding shares of common stock of EMC Corporation (“EMC”). EMC is the beneficial owner (i) of 175,514,272 shares of Class B Common Stock (inclusive of the 44,208,162 shares of Class B Common Stock directly owned by VMware) and (ii) through direct ownership, and indirectly through the ownership of its directly held wholly owned subsidiary, of common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware. As a result, Dell Technologies may be deemed to be the beneficial owner of all of the shares of Class B Common Stock that are beneficially owned by EMC, including all of the shares of Class B Common Stock that are beneficially owned by VMware. Mr. Dell owns shares representing a majority of the voting power of Dell Technologies and therefore also may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of EMC and VMware.

(2)

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by Pivotal with the Securities and Exchange Commission. Assumes the conversion of all of the shares of Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

Explanatory Note

VMware has previously filed a statement on Schedule 13G with respect to its beneficial ownership of Pivotal’s Class A Common Stock (each as defined below).

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Pivotal Software, Inc., a Delaware corporation (“Pivotal”). The address of the principal executive offices of Pivotal is 875 Howard Street, Fifth Floor, San Francisco, California 94103.

Item 2.	Identity and Background.

This Statement is filed by VMware, Inc., a Delaware corporation (“VMware”). The address of the principal business and principal office of VMware is 3401 Hillview Avenue, Palo Alto, California 94304. The principal business of VMware is the development and sale of cloud, networking and security, and digital workspace software and services. VMware is the record and beneficial holder of 44,208,162 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Pivotal. Such shares are referred to as the “VMware Shares.”

VMware is a majority owned indirect subsidiary of Dell Technologies Inc., a Delaware corporation (“Dell Technologies”). More specifically, EMC Corporation, a Massachusetts corporation (“EMC”), as a direct stockholder of VMware and through its directly and wholly owned subsidiary, VMW Holdco LLC (“VMW Holdco”), is the beneficial owner of shares of VMware’s common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of VMware’s common stock. EMC is indirectly wholly owned by Dell Technologies.

Pivotal is a majority-owned subsidiary of Dell Technologies. More specifically, EMC Equity Assets LLC (“EMC Equity Assets”) is the record holder of 131,306,110 shares of Class B Common Stock. Such shares are referred to as the “EMC Shares.” EMC Equity Assets is directly wholly owned by EMC and EMC is indirectly wholly owned by Dell Technologies. EMC Equity Assets is an indirect wholly owned subsidiary of Dell Technologies and a direct wholly owned subsidiary of EMC.

EMC Equity Assets’ principal purpose is engaging in transactions and holding securities. EMC Equity Assets’ principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

EMC is an indirect wholly owned subsidiary of Dell Technologies that manages businesses which play a role in the transformation of information technology. EMC’s principal executive offices are located at 176 South Street, Hopkinton, Massachusetts 01748.

Dell Technologies is a global information technology company that delivers integrated information technology solutions across customer segments. Dell Technologies is a holding company that conducts its business operations through its direct and indirect subsidiaries. Dell Technologies’ principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

Michael S. Dell is the Chairman of VMware and the Chairman and Chief Executive Officer of Dell Technologies. Mr. Dell beneficially owns common stock of Dell Technologies representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell Technologies. Mr. Dell’s principal business address is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. Mr. Dell is a citizen of the United States.

During the past five years, none of the persons named in this Item 2 and, to their knowledge, none of the directors or executive officers listed on Annex A has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 1, 2013, VMware and EMC contributed certain assets to Pivotal, and Pivotal assumed certain liabilities from VMware and EMC. VMware received the VMware Shares in exchange for its contribution.

In connection with the Merger (as defined and described in Item 4), on August 22, 2019, VMware, Dell Technologies, EMC Equity Assets and, solely with respect to certain sections therein, EMC and VMW Holdco, entered into the Support Agreement (as defined and described in Item 4). As a result of the entry into the Support Agreement and the transactions contemplated therein, VMware may be deemed to (1) have the power to direct the voting and disposition of the EMC Shares; and (2) be the indirect beneficial owner of the EMC Shares. VMware disclaims beneficial ownership of the EMC Shares for all other purposes.

Item 4.	Purpose of Transaction.

VMware received the VMware Shares as a result of the contribution described in Item 3. As described in Item 3, VMware may be deemed to be the beneficial owner of the EMC Shares as a result of the entry into the Support Agreement (as defined below).

VMware may further purchase, hold, vote, trade, dispose of or otherwise deal in the Class A Common Stock or the Class B Common Stock at times, and in such manner, as it deems advisable to benefit from, among other things, (1) changes in the market prices of the shares of Class A Common Stock; (2) changes in Pivotal’s operations, business strategy or prospects; or (3) from the sale or merger of Pivotal. VMware will closely monitor Pivotal’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as other economic, securities markets and investment considerations. VMware may discuss such matters with the management or Board of Directors of Pivotal, other stockholders (including Mr. Dell, Dell Technologies and EMC), industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, VMware (1) modifying its ownership of the Class A Common Stock or the Class B Common Stock; (2) exchanging information with Pivotal pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in Pivotal’s operations, governance or capitalization; (4) continuing to pursue the Merger (as defined below), which will result in VMware’s acquisition of all or a controlling interest in Pivotal; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, as part of its integration planning related to the Merger, from time to time VMware may develop plans or proposals related to Pivotal and its business and operations in connection with Pivotal’s acquisition by VMware pursuant to the Merger. VMware may discuss such plans and proposals with the management or Board of Directors of Pivotal, other stockholders (including Mr. Dell, Dell Technologies and EMC), industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.

VMware, Pivotal, Dell Technologies and EMC, among others, are party to an Amended and Restated Shareholders’ Agreement, dated as of April 17, 2018 (the “Shareholders’ Agreement”), which, among other things, provides for certain agreements with respect to registration rights and other covenants and agreements among the shareholders party thereto and Pivotal.

Pivotal and Dell Technologies are party to a Master Transaction Agreement, dated as of April 17, 2018 (the “MTA”), which, among other things, sets forth certain agreements relating to the relationship between Dell Technologies and Pivotal.

On August 22, 2019, Pivotal entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VMware and Raven Transaction Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VMware (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Pivotal (the “Merger”), with Pivotal surviving the Merger and becoming a wholly owned subsidiary of VMware.

Completion of the Merger is conditioned on the adoption of the Merger Agreement by the holders of (1) at least a majority of the outstanding shares of Class A Common Stock not owned by VMware or any of its affiliates; (2) at least a majority of the outstanding shares of Class A Common Stock; (3) at least a majority of outstanding shares of Class B Common Stock; and (4) at least a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, which condition is not subject to waiver by VMware or Pivotal. As a result of its beneficial ownership of the VMware Shares and the EMC Shares (as described in this Statement), VMware controls sufficient shares of Pivotal to deliver the approvals contemplated by clauses (2), (3) and (4).

Concurrently with the execution of the Merger Agreement, Ford Motor Company, a stockholder of Pivotal, entered into a voting agreement with VMware (the “Voting Agreement”) pursuant to which Ford has agreed, among other things and subject to the terms and conditions set forth in the Voting Agreement, to vote its shares of Class A Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Voting Agreement relates to 17,516,709 shares of Class A Common Stock. This represents approximately 18.2 percent of the Class A Common Stock not owned by VMware or any of its affiliates.

On August 22, 2019, VMware, Dell Technologies, EMC Equity Assets and, solely with respect to certain sections therein, EMC and VMW Holdco, entered into a Consent and Support Agreement (the “Support Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, (1) Dell Technologies and EMC Equity Assets have agreed to vote their shares of Class B Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger; (2) EMC and VMW Holdco (together, as the holders of all of the outstanding shares of VMware’s Class B common stock) provided their consent to VMware’s entry into the Merger Agreement, and the consummation of the transactions contemplated thereby, for all purposes required pursuant to VMware’s Amended and Restated Certificate of Incorporation; and (3) EMC and VMW Holdco agreed to deliver, in respect of the shares of Class B Common Stock that they beneficially own, an irrevocable consent in writing, no later than 24 hours following the execution and delivery of the Merger Agreement, approving the issuance of the shares in VMware constituting the Class B Merger Consideration (as defined in the Merger Agreement). On the same date, following the execution of the Merger Agreement and the Support Agreement, EMC and VMW Holdco executed and delivered a written consent adopting and approving the issuance of shares of VMware’s Class B common stock on behalf of the stockholders of VMware.

The foregoing descriptions of the Shareholders’ Agreement, the MTA, the Merger Agreement, the Voting Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or forms thereof, which are attached hereto as exhibits and are incorporated herein by reference.

The disclosures in Items 1.01, 3.02, 5.07 and 9.01 of the Current Report on Form 8-K relating to the Merger filed by VMware with the Securities and Exchange Commission on August 22, 2019, are incorporated by reference.

In addition to the information disclosed in this Statement, VMware reserves the right to (1) formulate other plans and proposals; (2) take any actions with respect to its investment in Pivotal, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Class A Common Stock or dispose of some or all of the shares of Class A Common Stock or Class B Common Stock beneficially owned by it, acquired by it in each case in the open market, through privately negotiated transactions or otherwise. VMware may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) VMware’s responses to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and Item 2 of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 29, 2019, VMware beneficially owned 175,514,272 shares of Class A Common Stock (consisting of 175,514,272 shares of Class B Common Stock convertible into shares of Class A Common Stock at any time), representing approximately 64.5 percent of the outstanding shares of Class A Common Stock. The percentage in this paragraph relating to beneficial ownership of Class A Common Stock is based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by Pivotal with the Securities and Exchange Commission, and assumes the conversion of the Class B Common Stock beneficially owned by VMware into shares of Class A Common Stock.

The VMware Shares are directly beneficially owned by VMware. As a result of the entry into the Support Agreement and the transactions contemplated therein, VMware may be deemed to (1) have the power to direct the voting and disposition of the EMC Shares; and (2) be the indirect beneficial owner of the EMC Shares. VMware disclaims beneficial ownership of the EMC Shares for all other purposes.

To VMware’s knowledge, other than as set forth in this Statement, none of the persons named in Item 2 is the beneficial owner of any shares of Class A Common Stock.

(c) Except as described in this Statement, VMware has not effected any transactions in the Class A Common Stock in the 60 days prior to the date of this Statement.

(d) Except as described in this Statement, no other person is known to VMware to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement.

(e) Not applicable.

The information set forth in Annex A is incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as described in this Statement, to VMware’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among VMware or between VMware and any other persons with respect to any securities of Pivotal, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of August 22, 2019, by and among VMware, Merger Sub and Pivotal (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K relating to the Merger filed by VMware on August 22, 2019).

2	Voting Agreement, dated as of August 22, 2019, by and between VMware and Ford Motor Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K relating to the Merger filed by VMware on August 22, 2019).

3	Support Agreement, dated as of August 22, 2019, by and among VMware, Dell Technologies, EMC Equity Assets and, solely with respect to certain sections therein, EMC and VMW Holdco (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K relating to the Merger filed by VMware on August 22, 2019).

4	Form of Shareholders’ Agreement, by and among Pivotal, Dell Technologies, EMC, VMware, GE International Holdings B.V., General Electric Company, Ford Motor Company and Microsoft Global Finance (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by Pivotal on March 29, 2019).

5	Form of MTA, by and among Pivotal and Dell Technologies (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Pivotal on March 29, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2019

VMware, Inc.

By:	/s/ Craig Norris
Name: Craig Norris
Title: Vice President and Assistant Secretary

Annex A

VMware, Inc.

The following sets forth the name, position and principal occupation of each director and executive officer of VMware. Except for (i) Anthony Bates, who is a citizen of the United Kingdom, (ii) Maurizio Carli, who is a citizen of Italy, and (iii) Zane Rowe, who is a citizen of both the United States and South Africa, each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o VMware, Inc., 3401 Hillview Avenue, Palo Alto, CA. To the best of VMware’s knowledge, other than as disclosed in this Statement, none of its directors or executive officers beneficially owns any shares of Class A Common Stock and none of its directors or executive officers has engaged in any transactions in the Class A Common Stock during the past 60 days.

Director	Principal Occupation
Anthony Bates	Chief Executive Officer of Genesys Telecommunications Laboratories, Inc.
Michael Brown	Director of Stifel Financial Corp.
Donald Carty	Director of Hawaiian Holdings, Inc., and Director of Canadian National Railway Company
Michael Dell	Chief Executive Officer and Chairman of Dell Technologies Inc.
Egon Durban	Managing Partner and Managing Director of Silver Lake Partners
Karen Dykstra	Director of Gartner, Inc. and Director of Boston Properties, Inc.
Patrick Gelsinger	Chief Executive Officer and Director of VMware, Inc.
Paul Sagan	Managing Director of General Catalyst

Executive Officers	Title
Patrick Gelsinger	Chief Executive Officer and Director
Zane Rowe	Chief Financial Officer and Executive Vice President
Maurizio Carli	Executive Vice President, Worldwide Sales and Services
Amy Fliegelman Olli	Senior Vice President, General Counsel and Secretary
Sanjay Poonen	Chief Operating Officer, Customer Operations
Rangarajan (Raghu) Raghuram	Chief Operating Officer, Products and Cloud Services
Rajiv Ramaswami	Chief Operating Officer, Products and Cloud Services

Dell Technologies Inc.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of VMware’s knowledge, other than as disclosed in this Statement, and other than William D. Green, who beneficially owns 74,234 shares of Class A Common Stock, none of Dell Technologies’ directors or executive officers beneficially owns any shares of Class A Common Stock and none of such directors or executive officers has engaged in any transactions in the Class A Common Stock during the past 60 days.

Directors	Principal Occupation
Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.
David W. Dorman	Founding Partner Centerview Capital Technology
Egon Durban	Managing Partner and Managing Director Silver Lake Partners
William D. Green	Board member
Ellen J. Kullman	Board member
Simon Patterson	Managing Director Silver Lake Partners
Lynn Vojvodich	Board member and advisor to companies

Executive Officers	Title
Michael S. Dell	Chief Executive Officer
Jeffrey W. Clarke	Vice Chairman, Products and Operations
Allison Dew	Chief Marketing Officer
Howard D. Elias	President, Services and Digital
Marius Haas	President and Chief Commercial Officer
Steven H. Price	Chief Human Resources Officer
Karen H. Quintos	Chief Customer Officer
Rory Read	Chief Operating Executive, Dell and President, Virtustream
Richard J. Rothberg	General Counsel
William F. Scannell	President, Global Enterprise Sales and Customer Operations, Dell EMC
Thomas W. Sweet	Chief Financial Officer

EMC Corporation

The following sets forth the name, position and principal occupation of each director and executive officer of EMC. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of VMware’s knowledge, other than as disclosed in this Statement, none of the directors or executive officers of EMC beneficially owns any shares of Class A Common Stock and none of such directors and executive officers has engaged in any transactions in the Class A Common Stock during the past 60 days.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President – Corporate, Finance & Securities Counsel Dell Technologies Inc.

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman
Tyler W. Johnson	Senior Vice President and Treasurer
Richard J. Rothberg	General Counsel and Secretary
Thomas W. Sweet	Chief Financial Officer
Robert L. Potts	Senior Vice President and Assistant Secretary
Tom Vallone	Senior Vice President, Tax
Maya G. McReynolds	Senior Vice President and Chief Accounting Officer

EMC Equity Assets LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of EMC Equity Assets. Each such person is a citizen of the United States. The business address of each manager and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of VMware’s knowledge, other than as disclosed in this Statement, none of the managers or executive officers of EMC Equity Assets beneficially owns any shares of Class A Common Stock and none of such managers and executive officers has engaged in any transactions in the Class A Common Stock during the past 60 days.

Managers	Principal Occupation
Robert L. Potts	Senior Vice President and Assistant Secretary

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman
Tyler W. Johnson	Senior Vice President and Treasurer
Richard J. Rothberg	General Counsel and Secretary
Thomas W. Sweet	Chief Financial Officer
Robert L. Potts	Senior Vice President and Assistant Secretary
Tom Vallone	Senior Vice President, Tax
Maya G. McReynolds	Senior Vice President and Chief Accounting Officer